U.S. SECURITIES AND EXCHANGE COMMISSION
549



ANNUAL AUDITED REPORT FORM X-17A-5 PART III




Pursua: 07004452 ınd Dealers
kchange Act of 1934
er

SEC FILE NO.
8-00220

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Implementation Services, Inc.

SEC MAIL RECEIVED PROCESSING MAR 1 2007 WASH. D.C. 186 SECTION

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Ballinger (253) 439-5399
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/20

OATH OR AFFIRMATION

I, Brenda Ballinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Russell Implementation Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name
Title: Treasurer

Crystal A. Cooper 02/28/2007
Notary Public
Expires 10/05/2009
Pierce County Washington

CRYSTAL A. COOPER
NOTARY PUBLIC
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Russell Implementation Services, Inc.

Statement of Financial Condition
December 31, 2006

Russell Implementation Services, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Implementation Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

Russell Implementation Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 6,668,456
Cash equivalents segregated under federal regulations	10,607,969
Securities commissions receivable	17,462,971
Fees receivable	2,507,902
Prepayments for customer research services credits	1,088,813
Prepaid expenses and other	347,657
Fixed assets, net	1,539,347
Deferred income taxes	518,940
Total assets	$ 40,742,055
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 12,830,935
Compensation payable	3,652,200
Accrued expenses	1,003,500
Payable to brokers	725,379
Due to affiliates	2,305,193
Deferred research services credits	467,137
Incentive share plan	3,389,176
Total liabilities	24,373,520
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	7,345,489
Retained earnings	8,998,266
Total stockholder's equity	16,368,535
Total liabilities and stockholder's equity	$ 40,742,055

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Implementation Services, Inc. (formerly Frank Russell Securities, Inc.) (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD") and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Effective July 1, 2006, the name of Frank Russell Securities, Inc. has changed to Russell Implementation Services, Inc. The name change is the result of a global corporate branding effort.

Cash and Cash Equivalents Segregated under Federal Regulations
The Company considers all money market funds and instruments with maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3. Cash held at the financial institution is in excess of the FDIC limits.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits
Commission credits for certain customers include analytical services and products to be provided by nonaffiliated companies. These amounts are recorded as a liability of the Company under deferred research services credits. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated lives ranging from 3 to 19 years. Equipment and office furniture are depreciated over useful lives ranging from 3 to 7 years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease. Depreciation of those assets recorded under capital lease agreements is included in depreciation expense. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in the income from operations. Repair and maintenance costs are expensed as incurred.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis. The aggregate amount of unused commission credits is reflected as commission credits payable.

Income Taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Taxes payable are recorded through and included in due to affiliates.

Financial Instruments with Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of SFAS 109*, was issued in June 2006. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under the FIN to be "uncertain" as if such positions were subject to examination and to disclose the estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the potential effect of FIN 48 on its financial statements.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2006:

Software	$ 5,801,289
Furniture and equipment	632,884
Leasehold improvements	4,476
	6,438,650
Accumulated depreciation and amortization	(5,243,970)
Software under development	267,082
Work in progress	77,585
	$ 1,539,347

3. Income Taxes

The Company has a net deferred tax asset of $518,940 at December 31, 2006. The tax effects of temporary differences that gave rise to the net deferred tax asset are presented below:

Deferred income tax assets	
Accrued incentive share plan	$ 1,186,211
State deferred tax net of federal tax benefit	6,613
Unrealized gain/loss	1,155
Total deferred income tax assets	$ 1,193,979
Deferred income tax liabilities	
Revenue items	$ 221,071
Depreciation of fixed assets	453,968
Total deferred income tax liabilities	$ 675,039
Net deferred tax asset	$ 518,940

4. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

Incentive Share Plan
The Company participates in the Russell Incentive Share Plan (the "ISP"). The ISP is a cash-based, long-term incentive program for employees of the Company. From 2004 through 2006, ISP units were awarded annually to selected Russell associates. The plan does not have a definitive end date; however, the Russell Board has not made any grants in 2007 and does not anticipate further grants.

The value of ISP units awarded in any given year is determined by the increase in Russell's consolidated annual earnings before interest, taxes, depreciation and amortization, as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier.

Compensation expense under the ISP is determined using an accounting method based on vested appreciation and accelerated recognition of expense.

5. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company.

During 2006 the Company effected transactions on behalf of affiliated companies. At December 31, 2006, deferred research services credits and prepayments for customer research services credits were approximately $322,000 and $61,000, respectively.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. At December 31, 2006 the amounts due and payable under the agreement were $1,174,000.

The Company has entered into an agreement with a related party to perform sales and client support activities on its behalf. Fees paid by the Company in connection with these services are recorded as expense.

6. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However the Company expects the risk of loss to be remote.

7. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2006, the Company had net capital of $6,300,703, which was $6,050,703 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

8. Long-Term Equity Based Incentive Plan

Subsequent to December 31, 2006, the Company implemented a new Long-Term Equity-Based Incentive Plan (the "Plan"). The Plan is intended to provide long-term equity-based incentives to key associates of Russell by providing associates with opportunities to acquire shares of non-voting common stock through restricted stock units or options or to participate in the long-term value of Russell stock through stock appreciation rights.


END